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                             June 23, 2022

       Matthew Kaes Van't Hof
       President and Chief Financial Officer
       Diamondback Energy, Inc.
       500 West Texas, Suite 1200
       Midland, Texas 79701

                                                        Re: Diamondback Energy,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed June 13, 2022
                                                            File No. 333-265558

       Dear Mr. Van't Hof:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 Filed June 13, 2022

       General

   1. Please confirm your understanding that we will not be in a position to accelerate the effectiveness of your
registration statement until our comments relating to your Form 10-
                                                        K for the fiscal year
ended December 31, 2021 have been resolved.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Matthew Kaes Van't Hof
Diamondback Energy, Inc.
June 23, 2022
Page 2

       Please contact Michael Purcell, Staff Attorney at 202-551-5351 or Karina Dorin, Staff
Attorney at 202-551-3763 with any other questions.



                                                           Sincerely,
FirstName LastNameMatthew Kaes Van't Hof
                                                           Division of
Corporation Finance
Comapany NameDiamondback Energy, Inc.
                                                           Office of Energy &
Transportation
June 23, 2022 Page 2
cc:       John Goodgame
FirstName LastName